

December 30, 2010

<u>Via U.S. Mail and Facsimile to</u>

Mr. William Forhan
Chief Executive Officer
Casino Players, Inc.
1501 S Ocean Blvd, Suite 326
Pompano Beach, Florida 33062

Dear Mr. Forhan:

We note that your 2009 financial statements were audited by Larry O'Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Larry O'Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry_O_Donnell.pdf

As Larry O'Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. If Larry O'Donnell, CPA, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulation S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O'Donnell, CPA, P.C. We believe the revocation of the accountant's PCAOB registration would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – not misleading in light of the circumstances. Please amend the Form 8-K that you filed on November 19, 2010 regarding the auditor change under Item 4.01 to disclose this fact.

Please advise us with respect to how you intend to address this matter by no later than January 14, 2011. If you have any questions, I can be reached at 202-551-3211.

Sincerely,

David R. Humphrey
Branch Chief